                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
         -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
         -----                          -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
         -----                          -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press release  dated January 14, 2004,  "ALSTOM Wins 235 Million Euro Order from
SNCF for TGV Duplex Trainsets"

Press  release  dated  January  19,  2004,  "Results  of Exercise of Warrants to
Purchase ALSTOM Shares"

Press release dated January 19, 2004 re Marine Sector vendor financing

Press release  dated January 19, 2004,  "First Nine Months 2004 - Orders & Sales
(1st April 2003 - 31st December 2003)"

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: January 20, 2004                     By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name: Philippe Jaffré
                                               Title: Chief Financial Officer

                                                                14 January 2004

                       ALSTOM WINS 235 MILLION EURO ORDER
                       FROM SNCF FOR TGV DUPLEX TRAINSETS

SNCF (Société  Nationale des Chemins de Fer),  France's  national  railway,  has confirmed a new order worth 310 million euros for TGV Duplex trainsets.

The order is part of a master  agreement  signed in October 2000.  The agreement calls for 82 TGV Duplex trainsets, to be supplied by a partnership of ALSTOM and
Bombardier, led by ALSTOM.

The current order calls for seven complete dual-voltage trainsets and 15 sets of eight railcars. ALSTOM's share of the order is 235 million euros.

Andre Guyvarc'h,  president of ALSTOM Transport France,  said: "We are delighted that SNCF has confirmed its confidence in ALSTOM with this follow-on  order, and that ALSTOM will be able to continue to  contribute to the success of the TGV in
France and in Europe."

Mireille  Faugère,  SNCF's Travel Director France Europe,  said: "this new order for TGV Duplex  trains  will  enable us to increase  our offer  considerably  on several rail links towards the south west of France and to reinforce the success of the TGV which has carried over one billion passengers since 1981"

ALSTOM  facilities in Aytré (near La  Rochelle),  Belfort,  Le Creusot,  Ornans,
Tarbes and Villeurbanne will be involved in the realization of the project.

Press relations:    S. Gagneraud/G. Tourvieille
                    Tél. +33 1 47 55 25 87/23 15
                    INTERNET.PRESS@CHQ.ALSTOM.COM

Investor Relations: E. Chatelain
                    Tél. +33 1 47 55 25 33
                    INVESTOR.RELATIONS@CHQ.ALSTOM.COM

PRESS INFORMATION

                                                                19 January 2004

                         RESULTS OF EXERCISE OF WARRANTS
                            TO PURCHASE ALSTOM SHARES

On 20 November  2003,  ALSTOM  carried  out a €299.9  million  capital  increase reserved for financial  institutions.  ALSTOM's shareholders were then allocated warrants  free of charge  allowing them to acquire the shares for the same price subscribed to by these institutions (€1.25 per share) until 9 January 2004.

The take-up rate of these warrants was 92.6%.

The new shares are listed as of today, on the same line as the old shares.

CONTACTS

Press enquiries:        S. Gagneraud / G. Tourvieille
                        (Tel. +33 1 47 55 25 87)
                        internet.press@chq.alstom.com

INVESTOR RELATIONS:     E. Châtelain
                        (Tel. +33 1 47 55 25 78)
                        Investor.relations@chq.alstom.com

This  announcement  does not constitute an offer to sell, or a  solicitation  of offers to  purchase or  subscribe  for,  securities  in the United  States.  The securities  referred to herein have not been, and will not be,  registered under the  Securities  Act of 1933, as amended,  and may not be offered or sold in the
United States absent  registration or an applicable  exemption from registration requirements.  This notice is issued pursuant to rule 135c of the Securities Act of 1933.

This  communication  is directed  only at persons who (i) are outside the United
Kingdom or (ii) have professional  experience in matters relating to investments or (iii) are persons  falling  within  Article  49(2)(a) to (d) ("high net worth companies,  unincorporated  associations  etc.") of the  Financial  Services and
Markets Act 2000  (Financial  Promotion)  Order 2001 (all such persons  together being referred to as "relevant  persons").  This communication must not be acted on or relied on by persons  other  than  relevant  persons.  Any  investment  or investment  activity to which this  communication  relates is available  only to relevant persons and will be engaged in only with relevant persons.

                                                                19 January 2004

                                  PRESS RELEASE

As previously  disclosed,  ALSTOM has in the past provided  vendor  financing to certain  purchasers of its equipment,  particularly  in the Marine  Sector.  The
Group's  total  outstanding  Marine  vendor  financing  was €650  million  at 30
September  2003,   including  financing  of  three  cruise  ships  delivered  to cruise-operator  Festival : MISTRAL (1999), EUROPEAN VISION (2001), and EUROPEAN
STARS (2002).

Given  Festival's  failure to meet its contractual  financial  obligations,  the owners/creditors,  including  ALSTOM,  have launched the process of immobilizing these ships and terminating the charter arrangements with Festival.

ALSTOM's  exposure with respect to Festival is  €176  million,  assuming that the value of the three  cruise  ships is zero.  Based on a prudent  estimate  of the re-sale  value of the ships,  ALSTOM  considers  that its  direct  and  indirect interests  in the ships (100% on MISTRAL,  9.5% on EUROPEAN  VISION and 10.5% on
EUROPEAN STARS) adequately cover this exposure.

As a  consequence,  ALSTOM  does not intend to add a provision  with  respect to
Festival to the existing Marine vendor financing provision of €140 million.

ALSTOM no longer provides vendor financing facilities.

CONTACTS
Press enquiries: S. Gagneraud / G. Tourvieille
(Tel. +33 1 47 55 23 15)
internet.press@chq.alstom.com

Investor relations: Emmanuelle Châtelain
(Tel. +33 1 47 55 25 33)
investor.relations@chq.alstom.com
Internet: http://www.alstom.com

                                      ANNEX

FESTIVAL CRUISE
---------------

Festival cruise-ship company operates,  among others, 3 ships built in Chantiers de  l'Atlantique,  the  sale of  which  was  associated  with  vendor  financing facilities and guarantees provided by ALSTOM:

o  Mistral  (1,200  passengers)  sold  in June  1999
o  European  Vision  (1,550 passengers)  sold in June 2001
o  European Star (1,550  passengers) sold in April 2002

MISTRAL and EUROPEAN  VISION have been  immobilised  in Marseille  and Barcelona respectively. Actions are also being taken to terminate the charter arrangements with Festival.  A similar process is being launched for EUROPEAN STARS currently at sea in the Caribbean.

ALSTOM'S EXPOSURE
-----------------

 ------------------------------------------------------------------------------
|                                            SHIPS      SHIPS    MARKET VALUE  |
|                              ALSTOM       VALUE AS    MARKET     OF ALSTOM   |
|                             EXPOSURE        SOLD     VALUE (1)  GUARANTEES   |
| European Vision (2)            22           270       180/215      17/20     |
| European Stars (3)             24           270       180/215      19/22     |
| Mistral (4)                    100          244       138/165     138/165    |
| Repossession costs             25                                            |
| Festival shares (5)             5                                            |
| TOTAL                          176          784       498/595     174/207    |
 ------------------------------------------------------------------------------

(1)   Estimated   market   value  (for   cruise   mass   market)   per  berth  :
      150,000/180,000 $
(2)   ALSTOM expects to recover 9.5% resale proceeds
(3)   ALSTOM expects to recover 10.5% resale proceeds
(4)   ALSTOM expects to recover 100% resale proceeds
(5)   Subscription by ship owner of shares in Festival guaranteed by ALSTOM

CASH IMPACT
-----------

ALSTOM estimates that 10 to 15M€ out of the 25M€ of repossession and maintenance costs are likely to be spent in the coming six months.

UPDATE ON VENDOR FINANCING
--------------------------

In  September  2003  accounts  (note  17),  ALSTOM  disclosed  its total  vendor financing exposure as follows:

                                              (in € million)

TOTAL VENDOR FINANCING                        969
Of which Marine vendor financing                    650
            Renaissance ships                 344
            Others Marine including Festival        306

The provision retained in respect of Marine vendor financing is €140 million.

                                      * * *

FORWARD-LOOKING STATEMENTS

This press release contains  forward-looking  statements,  within the meaning of
Section 27A of the  Securities  Act of 1933 and  Section  21E of the  Securities
Exchange Act of 1934. Such statements appear,  without limitation,  in the third paragraph and annex of this press release. Words and phrases such as "believes,"
"belief,  "estimate",  "estimates",   "anticipates",  "expects",  "expectation",
"intents",  "intention" "will" and similar  expressions are intended to identify forward-looking  statements but are not the exclusive means of identifying  such statements.

By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved.  Such statements are based on ALSTOM's  current  judgments,  plans and expectations  concerning an inherently  complicated  and fluid situation and are subject to a number of  important  factors  that could cause  actual  results to differ materially from the plans,  objectives and expectations expressed in such forward-looking  statements.  These factors  include the inherent  difficulty in estimating  sale  prices  and  timing of sale of any  relevant  ship,  potential difficulties  that ALSTOM may  encounter in selling the ships and in  protecting
ALSTOM's rights on the ships,  and the current  uncertainty  regarding the world economy in general and the ship cruise industry in particular.  However,  ALSTOM cautions that such specified  factors are not exhaustive;  investors also should carefully consider other uncertainties and events,  including those described in other  documents  ALSTOM  has filed  from time to time with the  Securities  and
Exchange   Commission,   including   reports   on  Forms   20-F  and  6-K.   The
forward-looking  statements set forth in this press release speak only as of the date on which they are made,  and ALSTOM  undertakes  no obligation to update or revise any of them,  whether as a result of new  information,  future  events or otherwise.

PRESS INFORMATION
                                                                19 January 2004

                     FIRST NINE MONTHS 2004 - ORDERS & SALES
                      (1ST APRIL 2003- 31ST DECEMBER 2003)

o  Strong  rebound of orders  during Q3 of fiscal  year 2004 (1st Oct-31 Dec 03)
   after the announcement of the financial  package,  illustrating the return of customer confidence

o  Highest  quarterly  level of orders  for 18  months,  in spite of  continuing difficult market conditions

o  €680  million  order for three  large gas  turbines  (GT26) and  related service  activity  : first  such  order  since  identification  of  technical problems in 2000, confirming success of the gas turbine recovery programme

------------------------------------------------------------------------  ------------------
COMPARABLE FIGURES               FY 2003                  FY 2004          FY 2003  FY 2004
                      ----------------------------  --------------------  --------  --------

(IN €MILLION)           Q1    Q2     Q3      Q4      Q1     Q2     Q3     9 MONTHS  9 MONTHS
                      ----------------------------  --------------------  --------  --------
------------------------------------------------------------------------  ------------------

ORDERS RECEIVED       5 143  4 461  4 200  3 303    3 926  3 513  4 649    13 804   12 088
                      ----------------------------  --------------------  ------------------

                      ----------------------------  --------------------  ------------------
SALES                 4 701  4 954  4 590  5 074    4 309  4 545  3 978    14 245   12 832
--------------------------------------------------------------------------------------------

Commenting  on  ALSTOM's  orders and sales,  Patrick  Kron,  Chairman  and Chief
Executive Officer, said:

"The first six months of fiscal  year 2004 were  impacted  by  difficult  market conditions coupled with the adverse consequences of the uncertainties  regarding
ALSTOM's future.  Since the announcement of the financial  package at the end of
September 2003, we have experienced a rebound in orders received,  demonstrating renewed customer  confidence.  In spite of difficult markets,  we registered the highest  quarterly  order  intake  for 18  months,  with a book  to  bill  ratio
(orders/sales) above 1.
Another major achievement of the period is the booking of a power plant order in
Spain  including  three  GT26 gas  turbines  plus an  associated  operation  and maintenance  contract.  This is the first  such sale  since we  experienced  the problems on these machines  further to the acquisition of this business in 2000.
It confirms our return to this market with competitive equipment.
All these  elements  are  encouraging  and we need to confirm  this  recovery by further commercial successes.  We also remain focused on the full implementation of our action plan announced in March 2003."

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                            Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

MARKET CONDITIONS

Since 31  March  2003,  the  markets  in  power  generation  new  equipment  and cruise-ships  remain difficult.  The transport market stayed relatively healthy, but as a whole  lower  than the record  level of the  previous  year.  The power service market remained sound.

REPORTED FIGURES (Unaudited) - see appendix 1

Nine  months  orders  were down 22% on an actual  basis  compared  with the same period of last financial year and sales down 19%.

Orders and sales, as reported,  were  negatively  impacted during the first nine
months  of  fiscal  year  2004  by  currency   translation  effects  (impact  of
approximately 6.5% on both orders and sales), particularly versus the US dollar, and by the disposal of our industrial turbine businesses. The comparable figures
(see appendix 2) adjust the reported figures for these effects.

We comment below on the  comparable  figures and give a geographic  breakdown of reported and comparable orders and sales in appendix 3.

COMPARABLE FIGURES (Unaudited)

ORDERS RECEIVED:
---------------

Q3 04 showed a marked  improvement  versus Q2 04 in the level of orders received in all the Power-related Sectors and in Transport.

For the first nine months of fiscal year 2004,  order intake decreased by 12% as compared to the same period of last year, mainly due to Transport which none the less maintains a healthy backlog with 3 years of sales.

The total backlog, at around €27 billion, is equivalent to 19 months of sales.

SALES:
-----

Sales for the first nine months of FY 2004 were down 10% compared  with the same
period  of  the  previous   fiscal  year.  This  reflects  a  decline  in  Power
Turbo-Systems  sales as a result of low order  intake  over the past two  years, partly offset by an improvement in Power Service sales.

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                            Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

SECTOR REVIEWS
--------------

POWER TURBO-SYSTEMS

Q3 04 is the highest quarter in terms of order intake for eighteen months.

The main order  received  in Q3 was a turnkey  contract,  valued at around  €430 million, to design and build a 1,200 MW GT26 based combined-cycle power plant in
Cartagena (Spain) for Gas Natural. Under the terms of the contract,  ALSTOM will supply three  single-shaft  power trains each  composed of one GT26 gas turbine, heat recovery steam generator, steam turbine and electrical generator as well as the overall power plant control system. The plant is scheduled for completion in
2006.  ALSTOM has already completed two GT26 based  combined-cycle  power plants for Gas Natural, which are currently in operation.  This confirms the success of the recovery  programme and ensures ALSTOM is again present in this segment with a competitive product.

On a comparable  basis,  orders in the first nine months of 2004 decreased by 9%
as compared to the same period of last year.

The level of sales reflects the declining order volumes over the past two years.

POWER ENVIRONMENT

The level of order  intake in Q3 04 is the  highest  in two years.  Main  orders received  included a €250 million contract for Sudan,  where we will provide ten
125 MW  hydroelectric  turbines and  generators,  and an  environmental  control system (FGD) for Duke Energy in the US (€ 130 million).

The orders  received  in the first nine  months are 12% up on the same period of the previous year.

Sales remain generally stable versus the same period last year.

POWER SERVICE

Order  intake in Q3 04, over €1 billion,  was at a record  level.  For the first nine months of 2004,  orders have  increased by 8% compared with the same period of the previous year, confirming the continued growth of this activity.

Q3 04 includes the booking of a long term  operation  and  maintenance  contract related  to the GT26  order in Spain  (€250  million)  and a  long-term  service contract for a GT13 in Italy.

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                            Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

Sales increased by 10% compared to the same period last year,  again  confirming the continuing growth trend.

TRANSPORT

Orders in Q3 04 have shown the  expected  rebound  after a weak first half.  The main orders  received  included  TGV  double-deck  cars for SNCF in France,  the
Caracas metro in Venezuela,  trams for the city of Paris and a signaling  system in Italy.

Some secured  contracts,  such as Bucharest metro,  have not been registered yet but should be booked in Q4, for which we expect a strong performance.

Orders  received for the first nine months of fiscal year 2004 are 43% below the same period of the  previous  year,  mainly due to the US market where we booked over  €1 billion of contracts  last year with no  equivalent  projects  available this year.

Sales are in line with the same period last year.

MARINE

No  major  order  was  received  in Q3.  The  backlog  currently  comprises  one cruise-ship for MSC, two LNG tankers for Gaz de France and several other smaller ships. The sales figure reflects the phasing of revenue  recognition  during the period.

OUTLOOK
-------

After the positive order intake in Q3, we expect orders for full year 2004 to be around the high end of the previous  guidance of €14-15Bn.  We forecast sales to be around  €17Bn, as formerly indicated.

                                    - ends -

CONTACTS

Press enquiries: Gilles Tourvieille / S. Gagneraud
(Tel. +33 1 47 55 23 15)
INTERNET.PRESS@CHQ.ALSTOM.COM

Investor relations: Emmanuelle Châtelain
(Tel. +33 1 47 55 25 33)
INVESTOR.RELATIONS@CHQ.ALSTOM.COM

M Communications:  L. Tingström
(Tel. + 44 789 906 6995)

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                            Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

TINGSTROM@MCOMGROUP.COM
Internet: HTTP://WWW.ALSTOM.COM

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                            Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

APPENDIX 1
----------

REPORTED FIGURES (Unaudited)

TOTAL GROUP                    FY 2003                  FY 2004          FY 2003  FY 2004
ACTUAL FIGURES       ---------------------------  --------------------   -------- --------

(IN € MILLION)        Q1    Q2     Q3     Q4       Q1     Q2    Q3       9 MONTHS 9 MONTHS VAR
                     ---------------------------  --------------------   -------- --------------
Power Turbo-systems  987    381    405    48      514    325    663      1 773    1 502    -15%
Power Equipment      686    783    499    615     476    566    1 009    1 968    2 051      4%
Power Service        934    752    757    491     814    554    1 011    2 443    2 379     -3%
Transport            1 624  1 676  1 900  1 212   884    788    1 164    5 200    2 836    -45%
Marine               19     6      110    28      105    238    17       135      357      164%
Corporate and
others*              244    172    107    220     152    128    132      532      412      -21%
                     ---------------------------  --------------------   -----------------------
ORDERS NEW ALSTOM    4 494  3 770  3 778  2 614   2 945  2 596  3 996    12 042   9 537    -21%
                     ---------------------------  --------------------   -----------------------
T&D**                911    855    616    821     821    757    653      2 382    2 231     -6%
Industrial turbines  270    238    559    198     269    51     0        1 067    320      -70%
                     ---------------------------  --------------------   -----------------------
TOTAL ORDERS
RECEIVED             5 675  4 863  4 953  3 632   4 035  3 404  4 649    15 491   12 088   -22%
                     ---------------------------  --------------------   -----------------------

----------------------------------------------------------------------   -----------------------
TOTAL GROUP                  FY 2003                 FY 2004         FY 2003  FY 2004
ACTUAL FIGURES       -------------------------  -------------------  -------- --------

(IN € MILLION)         Q1    Q2    Q3    Q4      Q1     Q2    Q3     9 MONTHS 9 MONTHS VAR
                     -------------------------  -------------------  -------- --------------
Power Turbo-systems  1241   1171  694   751     584   627    460     3106     1671     -46%
Power Equipment      715    742   749   892     624   707    635     2206     1966     -11%
Power Service        721    629   749   579     705   656    679     2099     2130       1%
Transport            1116   1224  1278  1454    1060  1237   1151    3618     3448      -5%
Marine               343    382   341   502     441   381    63      1066     885      -17%
Corporate and
others*              176    200   176   175     160   121    184     552      4655     -16%
                     -------------------------  -------------------  -----------------------
SALES NEW ALSTOM     4312   4348  3987  4353    3574  3729   3262    12647    10565    -16%
                     -------------------------  -------------------  -----------------------
T&D**                700    817   782   786     630   711    716     2299     2057     -11%
Industrial turbines  258    334   362   312     137   73     0       954      210      -78%
                     -------------------------  -------------------  -----------------------
TOTAL SALES          5270   5499  5131  5451    4341  4513   3978    15900    12832    -19%
                     -------------------------  -------------------  -----------------------
-------------------------------------------------------------------  ------------------

APPENDIX 2
----------
COMPARABLE FIGURES (Unaudited)

TOTAL GROUP                  FY 2003                 FY 2004         FY 2003  FY 2004
COMPARABLE FIGURES   -------------------------  -------------------  -------- --------

(IN € MILLION)        Q1    Q2    Q3    Q4      Q1     Q2    Q3      9 MONTHS 9 MONTHS VAR
                     -------------------------  -------------------  -------- --------------
Power Turbo-systems  937    361   384   56      514   325    663     1682     1502     -11%
Power Equipment      627    717   487   609     476   566    1099    1831     2051      12%
Power Service        834    688   690   462     814   554    1011    2212     2379       8%
Transport            1548   1573  1816  1146    884   788    1164    4937     2836     -43%
Marine               19     6     110   28      105   235    17      135      357      164%
Corporate and
others*              214    156   111   211     152   128    132     481      412      -14%
                     -------------------------  -------------------  -----------------------
ORDERS NEW ALSTOM    4179   3501  3598  2512    2945  2596   3996    11278    9537     -15%
                     -------------------------  -------------------  -----------------------
T&D**                804    800   602   791     821   757    653     206      2231       1%
Industrial turbines  160    160   0     0       160   160    0       320      320        0%
                     -------------------------  -------------------  -----------------------
TOTAL ORDERS
RECEIVED             5143   4461  4200  3303    3926  3513   4649    13804    12088    -12%
                     -------------------------  -------------------  -----------------------

-------------------------------------------------------------------  ------------------
*   INCLUDING POWER CONVERSION
**  T&D AS DISPOSED TO AREVA AND DECONSOLIDATED FROM 1ST JANUARY 2004

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                            Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

TOTAL GROUP                  FY 2003                 FY 2004         FY 2003  FY 2004
COMPARABLE FIGURES   -------------------------  -------------------  -------- --------

(IN € MILLION)        Q1    Q2    Q3    Q4      Q1     Q2    Q3      9 MONTHS 9 MONTHS VAR
                     -------------------------  -------------------  -------- --------------
Power Turbo-systems  1156   1103  669   741     584   627    460     2928     1671     -43%
Power Equipment      623    680   706   876     624   707    635     2009     1966      -2%
Power Service        641    591   709   570     705   656    769     1941     2130      10%
Transport            1040   1188  1240  1436    1060  1237   1151    3468     3448      -1%
Marine               340    378   341   502     441   381    63      1059     885      -16%
Corporate and
others*              159    160   165   180     160   121    184     484      465       -4%
                     -------------------------  -------------------  -----------------------
SALES NEW ALSTOM     3959   4100  3830  4305    3574  3729   3262    11889    10565    -11%
                     -------------------------  -------------------  -----------------------
T&D**                637    749   760   769     630   711    716     2146     2057      -4%
Industrial turbines  105    105   0     0       105   105    0       210      210        0%
                     -------------------------  -------------------  -----------------------
TOTAL SALES          4701   4954  4590  5074    4309  4545   3978    14245    12832    -10%
                     -------------------------  -------------------  -----------------------
-------------------------------------------------------------------  ------------------
*   INCLUDING POWER CONVERSION
**  T&D AS DISPOSED TO AREVA AND DECONSOLIDATED FROM 1ST JANUARY 2004

APPENDIX 3
----------

GEOGRAPHIC BREAKDOWN
--------------------

REPORTED FIGURES (Unaudited)

 -----------------------------------------------------------------------------
|                              ORDERS                     SALES               |
|                  -----------------------------  ---------   ---------       |
|                  FY 2003      FY2004             FY 2003     FY2004         |
|                  ---------  -----------         ---------   ---------       |
| (IN € MILLION)   9 MONTHS    9 MONTHS   VAR     9 MONTHS    9 MONTHS  VAR   |
|                  ---------   ----------------   ---------   --------------- |
| Europe          |  7456   | |  6167  |  -17% | |  6684   | |  6050  | -9%   |
| North America   |  3487   | |  1695  |  -51% | |  3613   | |  2406  | -33%  |
| Latin America   |  761    | |  559   |  -27% | |  1178   | |  672   | -43%  |
| Africa/Middle-  |  1614   | |  1651  |   2%  | |  1630   | |  1070  | -34%  |
| East            |         | |        |       | |         | |        |       |
| Asia/Pacific    |  2173   | |  2016  |  -7%  | |  2795   | |  2634  | -6%   |
|                 |---------| |--------|-------|-|---------|-|--------|-------|
| TOTAL           | 15491   | | 12088  |  -22% | |  15900  | | 12832  | -19%  |
 -----------------------------------------------------------------------------

COMPARABLE FIGURES (Unaudited)

 -----------------------------------------------------------------------------
|                              ORDERS                     SALES               |
|                                                                             |
|                  -----------------------------  ----------  ----------------|
|                  FY 2003      FY2004             FY 2003     FY2004         |
|                  ---------   ----------         ---------   ---------       |
| (IN € MILLION)   9 MONTHS    9 MONTHS   VAR     9 MONTHS    9 MONTHS  VAR   |
|                  ---------   -----------------  ---------   ----------------|
| Europe          |  6864   | |  6167  |  -10% | |  6199   | |  6050  | -2%   |
| North America   |  2938   | |  1695  |  -42% | |  3102   | |  2406  | -22%  |
| Latin America   |  690    | |  559   |  -19% | |  1079   | |  672   | -38%  |
| Africa/Middle-  |  1319   | |  1651  |   25% | |  1275   | |  1070  | -16%  |
| East            |         | |        |       | |         | |        |       |
| Asia/Pacific    |  1993   | |  2016  |   1%  | |  2590   | |  2634  |  2%   |
|                 |---------| |--------|-------|-|---------|-|--------|-------|
| TOTAL           | 13804   | | 12088  |  -12% | |  14245  | | 12832  | -10%  |
 -----------------------------------------------------------------------------

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                            Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

Forward-Looking Statements

This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, orders received,  income,  operating margins,  dividends, provisions,  cash flow, debt or other financial items or ratios, (ii) statements of plans,  objectives or goals of ALSTOM or its management,  (iii) statements of future  product or economic  performance,  and (iv)  statements  of  assumptions underlying such statements. Words such as "believes", "anticipates",  "expects",
"intends",  "aims",  "plans" and "will" and similar  expressions are intended to identify forward looking statements but are not exclusive means of identifying such statements.  By their very nature,  forward-looking  statements involve  risks  and  uncertainties  that the  forecasts,  projections  and other forward-looking  statements  will not be achieved.  Such statements are based on management's  current  plans and  expectations  and are  subject  to a number of important  factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements.
These factors include:  (i) the inherent difficulty of forecasting future market conditions,  level of infrastructure  spending,  GDP growth generally,  interest
rates  and  exchange  rates;   (ii)  the  effects  of,  and  changes  in,  laws,
regulations, governmental policy, taxation or accounting standards or practices;
(iii) the  effects of  currency  exchange  rate  movements;  (iv) the effects of competition  in the  product  markets  and  geographic  areas  in  which  ALSTOM operates;  (iv) the ability to increase market share,  control costs and enhance cash generation while  maintaining  high quality products and services;  (v) the timely  development  of new products and services;  (vi) the ability to meet the financial and other covenants contained in ALSTOM's financing agreements;  (vii)
difficulties  in obtaining  bid,  performance  and other bonds (other than those available under ALSTOM's new Bonding  Facility) with customary amounts or terms;
(vii)  the  timing  of and  ability  to  meet  the  cash  generation  and  other initiatives  of  its  action  plan  (viii)  the  results  of the  United  States
Securities and Exchange  Commission's ("SEC")  investigation of matters relating to ALSTOM  Transportation Inc., and the impact thereof on ALSTOM  Transportation
Inc.'s  ability to conduct its business;  (ix) the outcome of the putative class action  lawsuits  recently  filed against  ALSTOM and certain of its current and former  officers;  (x) the results of the  European  Commission's  review of the
French  State's   involvement  in  ALSTOM's  recently   renegotiated   financing
packageand  other  aspects of  ALSTOM's  businesses;  (xi) the  availability  of external  sources of  financing  on  commercially  reasonable  terms;  (xii) the

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
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PRESS INFORMATION

inherent technical  complexity of many of ALSTOM's products and technologies and our ability to resolve  effectively,  on time, and at reasonable  cost technical problems, infrastructure constraints or regulatory issues that inevitably arise, including in particular the problems encountered with the GT24/GT26 gas turbines and the UK trains;  (xiii) risks inherent in large contracts and/or  significant fixed price contracts that comprise a substantial  portion of ALSTOM's business;
(xiv) the inherent difficulty in estimating future charter or sale prices of any cruise  ship in any  appraisal  of ALSTOM's  exposure in respect of  Renaissance
Cruises  and  any  other  cruise  operator;  (xv)  the  inherent  difficulty  in estimating  ALSTOM's vendor  financing  risks and other credit risks,  which may notably be affected by customers'  payment  default;  (xvi) ALSTOM's  ability to invest  successfully  in,  and  compete  at  the  leading  edge  of,  technology developments across all of its sectors; (xvii) the availability of adequate cash flow from  operations  or other  sources of  liquidity  to achieve  management's objectives  or  goals,  including  our goal of  reducing  indebtedness;  (xviii)
whether certain of ALSTOM's  markets,  particularly  the Power Sectors,  recover from their  currently  depressed  state;  (xix) the possible  impact on customer confidence of ALSTOM's recent financial  difficulties,  and if so its ability to re-establish  this  confidence;  (xx) the effects of acquisitions  and disposals generally;  (xxi) the unusual level of  uncertainty  at this time  regarding the world  economy in  general;  and (xxii)  ALSTOM's  success in  adjusting  to and managing the foregoing risks.

The foregoing list is not exhaustive; when relying on forward-looking statements to make  decisions  with respect to ALSTOM,  you should  carefully  consider the foregoing  factors and other  uncertainties and events, as well as other factors described in other documents  ALSTOM files or submits from time to time with the
SEC,  including reports submitted on Form 6-K and our Annual Report on Form 20-F for the  fiscal  year  ended 31 March  2003  which was filed  with the SEC on 16
October 2003. Forward-looking statements speak only as of the date on which they are made,  and ALSTOM  undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                            Fax : 33 (0)1 47 55 24 38